

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 10, 2018

Marc A. Bruner
Chief Executive Officer
Fortem Resources Inc.
777 N. Rainbow Blvd., Suite 250
Las Vegas, NV 89107

> **Re: Fortem Resources Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 8, 2017**
> **File No. 0-52645**

Dear Mr. Bruner:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Legal Branch Chief
                                        Office of Natural Resources

cc: Cam McTavish
        Clark Wilson LLP